Exhibit 99.9

SILVERCORP METALS INC.
Suite 1378 – 200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting (the “Meeting”) of the Shareholders of Silvercorp Metals Inc. (hereinafter called the "Company") will be held at the Malaspina Room located on the Concourse Level of The Fairmont Waterfront, 900 Canada Place Way, Vancouver, British Columbia V6C 3L5 on Friday, September 28, 2007 at the hour of 10:00 a.m. for the following purposes:

1.	to receive the Report of the Directors;

2.	to receive the audited financial statements of the Company for the year ended March 31, 2007, together with the report of the auditor thereon;

3.	to fix the number of Directors to be elected for the ensuing year at six;

4.	to elect Directors of the Company for the ensuing year;

5.	to re-appoint Ernst & Young LLP, Chartered Accountants, as auditor for the Company for the ensuing year and to authorize the Directors to fix the auditor’s remuneration;

6.	to approve a stock split of the Company’s common shares on the basis of three (3) new shares for every one (1) old share;

7.	to approve, ratify and confirm all acts of the Directors and Officers of the Company on its behalf during the preceding year; and

8.	to transact such further and other business as may be properly brought before the Meeting or at any adjournments thereof.

Only Shareholders of record on August 28, 2007 are entitled to receive notice of and vote at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Shareholders who are unable to attend the Meeting are requested to read, complete, sign, date and return the enclosed form of Proxy and deliver it to the Company’s Transfer Agent: Computershare Investor Services Inc., Proxy Department, at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, FACSIMILE (within North America) 1-866-249-7775 (outside North America) (416) 263-9524, by fax, by hand or by mail in accordance with the instructions set out in the form of Proxy and the Circular accompanying this Notice.

DATED at the City of Vancouver, in the Province of British Columbia, this 28th day of August, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

                     "Rui Feng"
                    Dr. Rui Feng
          Chairman, CEO and Director